BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

April 22, 2024

BNY Mellon Strategic Funds, Inc.

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation Agreement – BNY Mellon Active MidCap Fund

To Whom It May Concern:

Effective May 1, 2024, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Active Midcap Fund (the "Fund"), a series of BNY Mellon Strategic Funds, Inc. (the "Company"), as follows:

Until May 1, 2025, BNY Mellon Investment Adviser, Inc. has contractually agreed to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .75%. On or after May 1, 2025, BNY Mellon Investment Adviser, Inc. may terminate this waiver agreement at any time.

This Agreement may only be amended by agreement of the Company, on behalf of the Fund, upon the approval of the Board of Directors of the Company and BNYM Investment Adviser to increase the amount of the waiver and may only be terminated prior to May 1, 2025, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Windels

       James Windels

         Director

Accepted and Agreed To:

BNY MELLON STRATEGIC FUNDS, INC.

On Behalf of BNY Mellon Active MidCap Fund

By: /s/ Sarah S. Kelleher___

        Sarah S. Kelleher

       Assistant Secretary